                                           FILED BY CAPSULE COMMUNICATIONS, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933,
                                           AS AMENDED, AND DEEMED FILED PURSUANT
                                       TO RULE 14A-12 OF THE SECURITIES EXCHANGE
                                                         ACT OF 1934, AS AMENDED
                                   SUBJECT COMPANY: CAPSULE COMMUNICATIONS, INC.
                                                     COMMISSION FILE NO. 0-30555


The proposed merger will be submitted to Startec's and Capsule's shareholders for their consideration. Pending filing and clearance of the requisite proxy materials with the Securities and Exchange Commission ("SEC"), neither company has set a date for a special meeting of its shareholders to approve the merger. Startec and Capsule will file a joint proxy statement/prospectus regarding the proposed merger with the SEC and will mail such document to their shareholders. Such shareholders should read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information that such shareholders should consider. Such shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Startec and Capsule, without charge, at the SEC's Internet web site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Startec Global Communications Corporation, 10411 Motor City Drive, Bethesda, Maryland 20817, Attention: Prabhav V. Maniyar (301-767-1405), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, Pennsylvania 19020, Attention: David B. Hurwitz (215-633-9400). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus to be filed with the SEC.


CAPSULE COMMUNICATIONS, INC. ANNOUNCES THIRD QUARTER 2000 RESULTS

Third Quarter Highlights:

-REVENUES INCREASED BY 2% OVER PRIOR QUARTER TO $9,736,000

-RETAIL CUSTOMERS INCREASED BY 115% OVER THIRD QUARTER 1999

-LOCAL LINES GREW TO 1,652 IN THE THIRD QUARTER 2000

-CAPSULE SIGNS DEFINITIVE MERGER AGREEMENT TO BE ACQUIRED BY STARTEC GLOBAL COMMUNICATIONS CORP. (NASDAQ "STGC")

Bensalem, PA; November 9, 2000 - - Capsule Communications, Inc. (NASDAQ
SmallCap: "CAPS") announced today the following Third Quarter 2000 vs. Third Quarter 1999 results:


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


-------------------------------------------------------------------------------------------------------------
                          THREE MONTHS ENDED SEPTEMBER 30,                NINE MONTHS ENDED SEPTEMBER 30,
                          --------------------------------                -------------------------------
-------------------------------------------------------------------------------------------------------------
                              2000                1999                     2000                    1999
                              ----                ----                     ----                    ----
-------------------------------------------------------------------------------------------------------------
Revenues                  $ 9,736,000         $10,828,000              $ 28,033,000           $ 30,250,000
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Net Loss                  $  (956,000)        $  (689,000)             $ (3,035,000)          $ (2,138,000)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Net Loss Per Share        $      (.04)               (.03)                     (.14)                  (.11)
-------------------------------------------------------------------------------------------------------------

Capsule's revenues were $9,736,000 for the quarter ended September 30, 2000 compared to $10,820,000 for the quarter ended September 30, 1999, a 10% decrease. However, Capsule's revenues increased over the prior quarter by approximately 2%. The Company continues to increase the number of retail customers. The number of retail customers increased from 15,000 in September 1999 to 33,000 in September 2000. Also, the Company began offering new products, including local dial tone service through the resale of Verizon's network to new and existing customers in the Mid-Atlantic region. As a result, the Company added 1,652 local lines in the quarter ended September 30, 2000.

Capsule recently announced the signing of a definitive Merger Agreement with Startec Global Communications Corp. for the acquisition of Capsule by Startec. " Migrating Capsule's traffic to Startec's next generation worldwide Voice over Internet Protocol (VOIP) network will result in various synergies that will contribute towards positive operating results," stated Michael McAnulty, Capsule's Chief Financial Officer. "Also, as part of Startec, Capsule's agents will have additional products and services to offer to new and existing customers."

About Capsule:
Capsule Communications, Inc. is a publicly traded local and long distance telecommunications company that is taking advantage of the convergence of the current and future competitive technological and regulatory developments in the Internet and telecommunications markets. Capsule provides an integrated suite of communications services to small and medium-sized business and residential customers, including local, long distance, calling cards, dedicated access, DSL, private line/frame relay circuits, cellular, paging, and Web site design and hosting. For more information, visit their Web site at WWW.CAPSULECOM.COM .

About Startec:

Startec Global Communications Corporation is a leading provider of advanced communications and Internet services to residential and business customers transacting with the world's emerging economies. The Company's extensive affiliated network of international gateway and domestic switches, IP gateways and ownership in 15 undersea fiber optic cables also provides IP- based voice, data and video service to major long distance carriers, Internet Service Providers (ISPs) and Internet Portals.

eStart, Startec's online brand for a series of ethnic virtual communities, offers bundled services and other enhanced IP-based services to residential and business customers.


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


For more information on Startec and eStart, please visit their Web sites at WWW.STARTEC.COM and WWW.ESTART.COM.

Startec's Managed Network Services are currently available nationwide, scaleable for businesses of any size. Businesses can currently register on- line to become a Startec Commercial Services customer through the company's interactive portal, which went live last month. For information on becoming a Startec Commercial customer, call 800-393-6751 or send an e-mail to COMMERCIAL@STARTEC.NET.

This release contains forward-looking statements that involve risks and uncertainties. Capsule's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, among others, availability of management; availability, terms, and deployment of capital; Capsule's ability to successfully market its services to current and new customers, generate customer demand for its product and services in the geographical areas in which Capsule can operate, access new markets, and negotiate and maintain suitable vendor relationships, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary in such forward-looking statements.

Capsule's most recent news releases and quarterly summary reports are available via facsimile by calling "Company News On-Call" at 800-758-5804, extension number 926713. This electronic, menu-driven system of PR NEWSWIRE, allows callers to receive, at no charge, specific "CAPS" news releases and quarterly reports within minutes of request.




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